Exhibit 17.1

RESIGNATION

Donald R. Siemens
24556 – 40th Ave.
Langley, B.C. V2Z2L9

To:	JayHawk Energy, Inc. (the “Company”)
6240 Seltice Way, Suite C
Post Falls, Idaho 83854

Dear Sirs:

I hereby resign as a director of the Company with effect immediately on delivery of this resignation to the registered office of the Company.

I hereby revoke any consent to act as a director of the Company.

DATED June 14, 2009

/s/ Donald R. Siemens
Donald R. Siemens